Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

June 25, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Readaboo, Inc.

Registration Statement on Form S-1

Filed May 6, 2014

File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 5, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

General

1.	Your disclosure indicates that you are a development stage company that intends to engage in the business of ebook subscriptions and marketing of independently published books. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•	Your disclosure indicates that you are a development stage company issuing penny stock.

•	You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

•	You have no assets, except for $7,914 of cash.

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

Response: We respectfully advise the Staff that we do not believe that the Company is a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended. The Company has devoted significant time to pursue its business plan, research the ebook market and competition, develop contact lists of self-published authors, develop contact lists of independent publishers and research the relevant industry organizations for self-published authors. In addition, the Company hired an attorney specializing in the publishing industry to draft two separate publishing agreements which the company can enter into with authors and publishers to govern the relationship between such author or publisher that agrees to join the Company BookBunch subscription service. Several authors and one independent publisher with over 100 books in their portfolio have indicated an interest to sign such agreements with the company to join the BookBunch subscription service. The Company also has developed a beta website, and the sole director and president has spent significant amounts of time designing and developing the website as he has experience in web design and development. Finally, the Company has also investigated various venues in which to hold the Company’s first book fair for self-published authors, and has contacted numerous authors which the Company believes may be potential customers for the book fair offering of the Company.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We respectfully advise the Staff that we have not provided written communications to potential investors. We have not published or distributed any research reports.

3.	Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting of cash and no or nominal other assets. If you conclude that your company is a shell company, please revise your prospectus, including but not limited to, the prospectus cover page, to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response: The Company does not believe it is a shell company as defined in Rule 405 of the Securities Act. A shell company is defined as a company with no or nominal operations, and either 1) no or nominal assets, 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets. We hereby reissue our response to comment 1.

4.	We note that you are registering for resale all shares of common stock that are held by non-affiliates. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the shares being registered for resale by your selling shareholders is a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering. Alternatively, please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment upon reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Response: Although we understand the Commission’s general position with respect to registering large percentages of issuer’s shares compared to the number of shares held by non-affiliates (over 33% of the number of non-affiliate shares), we believe that our given set of circumstances is extraordinary enough to permit the registration of additional shares in a secondary offering pursuant to Rule 415. For the following reasons, we would like the Staff to reevaluate the Company’s position:

1)	The majority of shareholders purchased the Company’s securities for investment purposes and have held the securities since March 2014, and will continue to hold such securities at least until the effectiveness of this Registration Statement.

The selling shareholders are primarily investors that purchased the securities in a common stock offering by the Company held from February through March 2014 for their own account. Since that time, the purchasers of the securities bore the market risk for the securities and continue to bear the risk of their investment. The Company will not receive any benefit from the sale of these securities. The Investors are not in the business of underwriting securities and each Investor represented and warranted that they purchased the securities for their own account, not as a nominee or agent, and they are not broker-dealers. The investors are not in the business of underwriting and will not underwrite the securities.

2)	The investment risk is solely placed on such shareholders and they bear the entire material risk.

In addition, the Company issued the common stock in a prior private offering. The offering is completed and not resettable. The investment risk is solely placed on such selling shareholders and they bear the entire market risk of recovering their investment through the sale of their securities.

3)	The majority of selling shareholders are not affiliated with the Company or each other.

We have a total of 31 selling shareholders and none of the selling shareholders has held a position as an officer or director of the Company, nor has any material relationship of any kind with the Company. The selling shareholders are not likely to act as a conduit for the Company in the offering covered by this prospectus.

We have used a portion of the proceeds towards the creation and upkeep of certain aspects of our website.

5.	Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: In response to the Staff’s comment, we have disclosed on the prospectus cover page that our auditor has expressed a substantial doubt as to our ability to continue as a going concern.

6.	Please disclose, if true, that you have not yet commenced operations and have not yet generated any revenues. Please also disclose whether you have identified any books to offer as part of your subscription service, and disclose that your sole officer and director contributes 10 hours per week to your business.

Response: We have disclosed on our cover page that we have not yet generated any revenues. Several authors and one independent publisher with over 100 books in their portfolio have indicated an interest to sign such agreements with the company to join the BookBunch subscription service. We have also disclosed that our sole officer and director devotes a minimum of ten hours per week to our business.

Termination of the Offering, page 3

7.	Please disclose whether you reserve the right to extend the offering beyond the termination date. If you reserve such right, please indicate how you will notify investors of any extension. Please make conforming revisions throughout your prospectus. Please also disclose the date on which the offering will terminate. In this regard, we note that you should know the date upon which the shares of common stock being registered for resale will become eligible for resale without volume limitations pursuant to Rule 144. Additionally, consistent with comment 3 above, please note that security holders of shell companies are not eligible to rely on Rule 144.

Response: We hereby advise the Staff that we have revised our disclosure to state that the offering will conclude upon such time as all of the common stock has been sold pursuant to the registration statement.

Summary of Financial Information, page 3

8.	We note that “Loss per common share – Basic and Diluted” does not agree with the similarly titled amount presented in your Consolidated Statement of Operations on page F-4. Please revise to be consistent throughout the document.

Response: We respectfully advise the Staff that we have revised the “Net Loss Per Share – Basic and Diluted” to be consistent with the amount represented in our consolidated Statement of Operations.

Risk Factors, page 4

9.	Many of the risks disclosed in this section are repetitive or otherwise overlap. Please revise this section to reduce redundancy in the risk factors that you discuss. In this regard, we note that the last risk factor on page 7 is similar to the first risk factor on page 8, and the fourth risk factor on page 6 is similar to the last risk factor on page 8.

Response: In response to the Staff’s comment, we have revised the risk factors in order to reduce the redundancy of our discussion.

10.	Please include a risk factor to address any risks that result from Ajay Tandon’s ownership of a majority of your common stock, including the fact that it appears that he has a controlling interest in the company.

Response: We have revised our disclosure to include any risks that result from Ajay Tandon’s ownership of a majority of our common stock.

Our Independent Registered Public Accounting Firm has expressed substantial doubt as to our ability to continue as a going concern, page 4

11.	Please revise your disclosure to quantify, to the extent practicable, the amount of capital you need to continue as a going concern.

Response: We have revised our disclosure that we believe that in order to continue as a going concern, including the costs of being a public company, we will need $25,000 per year.

There may not be a wide enough client base to sustain our business, page 5

12.	Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your statement that “[t]he ebook subscription industry is relatively new.” However, the first sentence in your third risk factor on page 6 states that “[t]here are numerous established companies that offer ebook subscription services,” and on page 16 you cite to third-party support for a statement that the ebook market was $27.94 billion in 2010.

Response: In response to the Staff’s comment, we have removed the statement that “[t]he ebook subscription industry is relatively new.”

Description of Business, page 15

Overview, page 5

13.	We note your statement that you were incorporated on September 11, 2013. However, your financial statements indicate that Readaboo, LLC was incorporated in September 2013, but that Readaboo, Inc. was incorporated on February 24, 2014. Please revise throughout the prospectus to clarify the relationship between Readaboo LLC and you, and the entity through which your proposed operations will be conducted.

Response: We respectfully advise the Staff that we have revised our disclosure that Readaboo LLC was incorporated in September 2013, and now operates as a wholly owned subsidiary of Readaboo, Inc., which was incorporated on February 24, 2014.

Target Market, page 16

14.	We note your reference to a third-party source, Publisher’s Weekly, for statistical, qualitative and comparative statements contained in this section. Please provide copies of this source material to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Please also tell us whether this article is publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Response: We hereby advise the Staff that we have removed the reference to Publisher’s Weekly, a third party source.

15.	Please also disclose the basis for your belief regarding the number of “avid readers” in the U.S. and the number of independent self-published authors in the U.S.

Response: We respectfully advise the Staff that we have deleted the statement regarding the number of “avid readers” in the U.S. and the number of independent self-published authors in the U.S.

Marketing and Sales, page 16

16.	We note your disclosure that “[you] plan to enter the market by developing relationships with self-published authors.” Please discuss how you intend to develop these relationships. Please also discuss how you intend to promote your “informational website.”

Response: In response to the Staff’s comment, we have revised our disclosure that we intend to develop relationships with self-published authors as follows: direct email marketing and contactingto independent publishers and organizations of writers such as the National Writers Union and Self-Publishers Association in order to solicit authors to join our BookBunch platform and/or participate in our book fairs. We do not intend to promote our informational website—we say that “we have developed an information website that promotes our services” which include the BookBunch subscription service and our book fairs.

Management’s Discussion & Analysis, page 18

Plan of Operations, page 18

17.	We note your statement in the second sentence of the fifth paragraph of this section that “[you] plan to charge authors a royalty of 70% of the pro rate cost” and your calculation in the third paragraph that the “author would receive a royalty of $0.95.” However, it appears that $0.95 is the 70% that you will charge the author, rather than the amount the author would receive. Please advise or revise.

Response: We have corrected our statement to state that we “plan to pay authors a royalty of 70% of the pro rata cost.”

18.	We note your statement that “[you] have begun contacting self-published authors to gauge their interest in joining [y]our subscription service library.” Please disclose whether any authors have indicated an interest in joining your subscription service.

Response: We hereby advise the Staff that we have revised our disclosure to disclose that several authors and one independent publisher have indicated an interest in joining our subscription service platform.

19.	We note you have elected to take advantage of the extended transition periods available to Emerging Growth Companies under the JOBS Act. For each recently issued accounting standard you have not yet adopted, please disclose the date on which such standard will be adopted by non-emerging growth companies and the date on which you will adopt such recently issued accounting standard assuming you remain an emerging growth company at such date. Please refer to the Question 14 of the FAQs on the Jumpstart Our Business Startups Act available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Response: We have revised our disclosure to include disclosure that accounting standards that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption and, further that management has not had an opportunity to determine the effects of the new revenue standard as of the date of this filing, but does not expect the new standard to have a material impact on our financial statements. Pursuant to Question 14 of the FAQs on the Jumpstart Our Business Startups Act, we have considered including the effective date of such standards, and the date we will adopt such recently issued accounting standard assuming we remain an emerging growth company at such date, but due to the lack of material effect of such adoption, do not believe such a disclosure to be necessary.

Liquidity and Capital Resources, page 21

20.	We note that your independent accountant’s opinion includes an explanatory paragraph that expresses substantial doubt about your ability to continue in business as a going concern. We also note from your disclosure in the last paragraph on page 21 that you do not expect that your available cash will be sufficient to satisfy your cash requirements, without further financing for up to 12 months. Please revise your disclosure to more clearly explain your viable plan to continue in existence for at least the 12 months following effectiveness of your registration statement. To the extent you have any financing sources you should disclose them and indicate historically how you have been able to fund your operations in absence of revenues. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response: Our viable plan to continue existence for at least 12 months following effectiveness of our registration statement is based upon further loans from our President and Sole Director as well as our continued efforts to generate revenue from sales of our BookBunch subscription service and/or book fair services to authors. Our past operations have been funded by loans from our President and Sole Director.

Our business plan within 12 months, page 22

21.	Given that you are currently in the development stage, please further discuss in this section the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Further, please discuss how long you can satisfy your cash requirements with cash on hand.

Response: In response to the Staff’s Comment, we have revised our business plan to state that in the next twelve months, our business plan is focused on adding authors to our subscription service as well as selling BookBunches to readers and book fair services to authors. In order to accomplish these goals, the key element is the ability to add authors to our subscription service library. This will require us to have a fully developed website with payment processing functionality in order to be able to collect credit card payments from readers interested in purchasing our subscription BookBunch service as well as the functionality of adding authors’ books in ebook formats to the backend of our website. We estimate the development costs of creating such a website to be $50,000.

Executive Compensation Table, page 23

Summary Compensation Table, page 23

22.	Please revise your table to include the transaction disclosed in footnote 1of the Compensation Table, regarding the 4,000,000 shares Mr. Tandon received and the $29,000 of additional paid in capital recorded as in-kind contribution for services, disclosed on page F-11. Please refer to Item 402(n)(2)(ix) of Regulation S-K.

Response: We hereby advise the Staff that we revised our table to include the transaction disclosed in footnote 1of the Compensation Table, regarding the 4,000,000 shares Mr. Tandon received and the $29,000 of additional paid in capital recorded as in-kind contribution for services.

Independence of Board of Directors, page 24

23.	Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your statement that “[y]our common stock is listed on the OTC Bulletin Board.” However, you disclose throughout your filing that “[you] intend to apply soon for quotation on the OTC Bulletin Board” (page 3).

Response: We have revised our disclosures to ensure consistency throughout our filing, including the disclosure that we intend to apply for quotation on the OTC Markets.

Signatures¨

24.	Please revise the second signature block to also identify the principal financial officer and principal accounting officer. Please see Instruction 1 to Signatures on Form S-1.

Response: We have revised our disclosure to identify Ajay Tandon as our Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer.

Exhibits

25.	Please file as an exhibit your agreement with your sole member regarding the unsecured, 6% interest bearing note. In this regard, we note your disclosure in Note 2 on page F-10. Please refer to Item 601(b)(10) of Regulation S-K. If this agreement is not evidenced in writing, please disclose that it is a verbal agreement.

Response: We hereby advise the Staff that we have included the unsecured 6% interest bearing note as Exhibit 4.1.

Report of Independent Registered Public Accounting Firm, page F-2

26.	Your independent accountant states in the scope paragraph of their report that they audited your balance sheet as of March 31, 2014 and the related statements operations, stockholders’ equity and cash flows from Inception (September 11, 2013) through March 31, 2014 and the years then ended. We note that your statements of operations, stockholders’ equity and cash flows are only presented for the period from Inception through March 31, 2014, thus it is unclear to which years, if any, they are referring. If they are attempting to state that they audited the period from Inception through the year ended March 31, 2014, please have them revise their report to so state, otherwise, please explain.

Response: Please be advised that we have included a revised report of our independent registered public accounting firm in response to the Staff’s comment.

27.	It appears your independent accountant should revise their report to opine on your consolidated balance sheet as of March 31, 2014 and your consolidated statements of operations, stockholders’ equity and cash flows for the period from Inception (September 11, 2013) through March 31, 2014. Their current opinion refers to your financial position as from Inception (September 11, 2013) through March 31, 2014. In addition their current opinion on your statements of operations, stockholders’ equity and cash flows refers to the results of your operations and your cash flows for the years then ended. This is confusing in light of the fact that you appear to have been in existence for less than a full fiscal year. Please revise or explain

Response: Please be advised that we have included a revised report of our independent registered public accounting firm in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-7

Note 1 Summary of Significant Accounting Policies and Organization, page F-7

28.	We note that you have provided a critical accounting policy on page 20 for determining the fair value of financial instruments, however, you have not provided a footnote disclosing how you determine fair value of financial instruments in your financial statements. Please revise your financial statements to include such an accounting policy note or explain why no revision is required. If you do not have any financial instruments defined by the ASC, please explain the basis for your belief using the appropriate reference from the ASC.

Response: We hereby advise the Staff that we have included a footnote disclosing how we determine fair value of financial instruments in our financial statements.

(H) Income Taxes, page F-8

29.	Please revise your reconciliation of the statutory tax rate to your effective tax rate to be based on the tax that would result from applying the domestic federal statutory tax rate rather than the sum of the applicable federal tax and state tax rates. Please refer to ASC 740-10-50-12.

Response: We hereby advise the Staff that we have revised our reconciliation of the statutory tax rate pursuant to the Staff’s comment.

30.	Please revise to disclose how you account for interest and penalties and to provide the disclosures required for unrecognized tax benefits, if any. Refer to ASC 740-10-50-15.

Response: The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the period from inception through March 31, 2014.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director